Mission NewEnergy Limited

(ACN: 117 065 719)

Tempo Offices, Unit B2
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

ONE MISSION : ONE ENERGY : NEW ENERGY

29th August 2012

The Manager
Company Announcements Office
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Re: Mission NewEnergy Limited Preliminary Final Report (Appendix 4E) for the year ended 30 June 2012 Listing Rule 4.3A

The Directors of Mission NewEnergy Limited are pleased to present the Preliminary Final Report/Appendix 4E for the period ended 30 June 2012 (attached).

For and on behalf of
MISSION NEWENERGY LIMITED

Guy Burnett
Company Secretary

Preliminary Financial Report of Mission NewEnergy Limited for the year ended 30 June 2012

ABN 63 117 065 719

This Preliminary Financial report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.3A.

Current Reporting Period: Year ended 30 June 2012

Previous Corresponding Period: Year ended 30 June 2011

This report should be read in conjunction with the most recent annual report.

Source Reference: ASX Append 4E.1, ASX listing Rules 4.3C.1

Mission NewEnergy Limited

Results for Announcement To The Market
For the Year Ended 30 June 2012

Revenue and Net Profit/(Loss)

			Percentage Change %		Amount $'000
ASX Append. 4E 2.1	Revenue from ordinary activities	Up	128.61%	to	38,748
	EDITDA	Up	86.45%	to	(2,144)
ASX Append. 4E 2.2	Profit/(loss) from ordinary activities after tax attributable to members	Up	71.01%	to	(6,283)
ASX Append. 4E 2.3	Net profit/(loss) attributable to members	Up	71.01%	to	(6,283)

Dividends (Distributions)

		Amount per security	Franked amount per Security
ASX Append. 4E 2.4	Final dividend	Nil	Nil
ASX Append. 4E 2.4	Interim dividend	Nil	Nil
ASX Append. 4E 2.5	Record date for determining entitlements to the dividend:	N/A	N/A

Brief explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)

ASX Append. 4E 2.6

Summary of results

Operating and Financial Review

Revenue for the Group amounted to $38.7 million (2011: $16.9 million). Net cash used in operating activities was A$4.8 million (2011: A$15.1 million). EBITDA loss of the group amounted to $2.0 million (2011: $15.8 million loss) and the net loss of the Group, after providing for interest, impairment, depreciation, amortisation and income amounted to $6.3 million (2011: $21.7 million loss).

Review of Operations

Biodiesel Refining

Early in the financial year, Mission was pleased to announce that it commenced selling biodiesel into the Malaysian biodiesel mandate market. This represented a major milestone towards the full implementation of the Malaysian biodiesel mandate. During this ramp up period Mission supplied approximately 2,500 tonnes of biodiesel with an expectation that longer term sales contracts would be secured during the financial year. These longer term contracts did not materialise due to lack of visibility by the Malaysian Government on the completion of the roll-out of the full mandate as previously expected.

In addition to the implementation of the Malaysia biodiesel supply, Mission completed the contract to supply ISCC sustainability certified product after successful deliveries in May, June and July 2011.

In August 2011 Mission signed a contract to supply sustainability-certified biodiesel to a global oil major. The six month contract commenced in January 2012 and was expected to generate revenue in excess of $40 million. Mission secured a US$10 million trade loan facility specifically to fund the ongoing production of biodiesel pursuant to this contract. Under the terms of the trade loan, Mission placed the ownership of its 100,000 tpa refinery as collateral. The contract granted the customer the option to cancel monthly shipments and opt to pay Mission a fixed fee per cancelled shipment instead. In February, the customer, citing availability of cheaper supplies from elsewhere, cancelled the March and April shipments. In March 2012 the customer terminated all remaining shipments to be made under the 6 month contract. This resulted in a downgrading of contract revenue by 70% from an anticipated US$40 million to around US$12 million.

The unfavourable cost and price dynamics and competition from biodiesel produced in tax advantaged countries such as Argentina and Indonesia resulted in no further visibility on sales into Europe, Mission's traditional biodiesel sales market.

Due to the restriction by the USA to sell palm based biodiesel into the USA, Mission continued to look for alternatives and developed an in-house improved palm oil supply chain process called "Mission g-Palm" that maximizes green house gas savings when producing g-Palm Biodiesel. Mission petitioned the U.S. Environmental Protection Agency for approval to sell the enhanced g-Palm oil based biodiesel into the USA. Despite the use of Mission's g-Palm biodiesel being welcomed in major European markets after demonstrating to regulatory authorities that it meets EU sustainability requirements, Mission has to date not received support from the USA

During the year, Mission continued to look for alternative sources of vegetable oils to provide economic vegetable oils for biodiesel production and announced the construction of a major vegetable oil waste material processing facility. The facility would recover palm oil from waste material in the palm oil refining process. The project was dependant on obtaining sufficient funds to construct, however insufficient funds were realisable and the project is on hold.

Due to uneconomic conditions and lack of visibility into further profitable sales contracts the 100,000 tpa refinery was put into care and maintenance. The 250,000tpa is under care and maintenance of the EPCC contractor.

The refining unit made a marginal positive contribution from biodiesel production and by-product sales, however the low production volumes, prevented sufficient contribution towards covering the refineries overheads.

Mission's second refinery (250,000 tpa)

In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD ("KNM") as it relates to the final payment for Mission's 250,000 tpa biodiesel plant, the matter has been referred to arbitration.

Impairment of refinery assets

Having been unable to reach settlement with KNM Process Systems Sdn Bhd ("KNM") as it relates to the commissioning and final payment for Mission's 250,000 tpa pre-treatment and trans-esterification plant in March 2012 Mission referred the matter to arbitration. The Board reviews the carrying value of its refinery assets at each reporting date. At 30 June 2012 the Company continues to impair any additions to the refineries.

Upstream Feedstock Business

During the initial period of the financial year, Mission obtained the International Sustainability and Carbon Certification (ISCC) accreditation for its Jatropha contract farming model, a world first for any Jatropha business. This accreditation proved that Missions contract farming model could meet the strict criteria for sustainable production, as well as reduced emissions of greenhouse gases. The ISCC was developed to certify that biofuels, and biomass for biofuels are produced in compliance with recent EU legislation that requires all biofuels and biomass in Germany to be certified according to the EU-RED requirements. As part of this pilot certification process, a selection of Mission's Jatropha

contract farmers in India underwent intensive audits to evaluate the sustainability of their farming practices and processes, as well as traceability of product produced within the supply chain. With this pilot certification Mission intended to continue to obtain certification for its entire contract farming operation.

In October 2011 the company materially completed its 2011 Jatropha tree planting season. In addition, Mission planted on a trial basis, high yielding varieties from third.

In January 2012 the company materially completed the 2011 Jatropha harvest season. The harvest was significantly lower than company expectations and a detailed review of the company's operations was commenced in-light of its cash position and visibility on its Jatropha operations. The company believes that the lower than expected harvest season is a result of historically planting wild seed varieties which have large yield variability in its early years of growth before the trees mature. The Company expects maturity to be achieved in the seventh year of planting. On average, the Company's current acreage was less than 3 years old. Based on this, management re-evaluated its productive acreage and yield expectations. The company expects that both productive acreage and yield estimates will be materially down-graded and awaits the completion of the 2012 harvest season in December 2012 to provide further clarity. The company has decided not to undertake further planting of Jatropha until yield from existing acreage is determined.

Mission continues to substantially downsize the feedstock operations.

Downstream Palm Oil Joint Venture Project

During the financial year Mission acquired an 85% stake in Oleovest Pte Ltd, a company incorporated in Singapore. Oleovest is a special purpose company which has a 70% equity stake in PT Sinergi Oleo Nusantara ("PTSON"), a newly formed joint venture company in Indonesia which is 30% owned by PT Perkebunan Nusantara III ("PTPN III"). Under the Joint Venture Agreement, PTSON was to establish a new downstream palm oil and oleo-chemical complex (being an established and rateable business) in North Sumatra, which in the first stage was expected to consist of a 600,000 tpa edible oil refinery, a 250,000 tpa Methyl Ester ("biodiesel") plant and a 100,000 tpa Fatty Alcohol plant. At this point in time, due to failure of material obligations by PTPN 111, the Joint Venture in Indonesia has been terminated. The company is reviewing its position in the Joint Venture in Indonesia and expects that this will result in the sale of its equity interests.

Wind farm business

The two windmills owned by the Company of 1.65 MW each, generated and sold under a Power Purchase Agreement 6,253,671 kwh during the twelve months to 30 June 2012.

Capital Markets and Funding

In September 2011 Mission settled the outstanding Series One convertible notes for a cash payment of A$5 million. The Series One convertible notes represented a $15 million liability that was due in May 2012. Due to the early repayment Mission has settled the debt at a substantial A$10 million discount.

Also in September 2011 Mission received a letter from The Nasdaq Stock Market ("Nasdaq") indicating that Mission was not in compliance with the minimum Market Value of Listed Securities ("MVLS") on the Nasdaq Global Market because Mission's MVLS is below The Nasdaq Global Market minimum requirement of $50,000,000.

In May 2012, Missions securities traded on the Nasdaq were suspended from trading and the process was commenced to delist the Company's securities from the Nasdaq exchange. The Company's securities were formally delisted from Nasdaq in July 2012.

CONSOLIDATED GROUP INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012

	2012 $'000	2011 $'000
Sales revenue	27,773	14,080
Other income	10,975	2,869
Total revenue	38,748	16,949
Cost of sales	(26,579)	(13,987)
Employee benefits expense	(4,044)	(7,527)
Net foreign exchange gains/(losses)	340	(1,769)
Consultants' expenses	(692)	(328)
Hedging cost	-	(3)
Impairment of trade receivables	(965)	(1,930)
Impairment of inventories and biological assets	(401)	-
Impairment of assets	(4,365)	(3,501)
Shareholder expenses	(252)	(125)
Travel expenses	(691)	(766)
Research and development	(12)	(168)
Rental expenses	(199)	(176)
Other expenses from ordinary activities	(3,032)	(2,490)
Earnings before interest, tax, depreciation and amortisation	(2,144)	(15,821)
Depreciation and amortisation expenses	(513)	(562)
Share of loss of equity-accounted investees (net of tax)	(75)	-
Finance Cost – amortisation	(1,084)	(2,382)
Finance costs	(2,519)	(2,906)
Profit/(loss) before income tax	(6,335)	(21,671)
Income tax (expense)/benefit	(16)	1
Net (loss)/profit before minority interest	(6,351)	(21,670)
Profit/(Loss) attributable to minority equity interests	68	-
Net (loss)/profit attributable to members of the parent entity	(6,283)	(21,670)
Basic earnings/(loss) per share (cents)	(0.70)	(3.50)
Diluted earnings/(loss) per share (cents)	(0.70)	(3.50)

CONSOLIDATED GROUP BALANCE SHEETS
AS AT 30 JUNE 2012

	2012 $'000	2011 $'000
CURRENT ASSETS		
Cash and cash equivalents	1,456	15,761
Trade and other receivables	1,549	6,583
Biological assets	-	88
Inventories	1,192	6,242
Other financial assets	553	178
Other assets	204	354
Current tax assets	24	30
Total current assets	4,978	29,236
NON-CURRENT ASSETS		
Investment accounted for using the equity method	2,601	-
Property, plant and equipment	2,879	6,660
Intangible assets	-	-
Deferred tax assets	-	-
Other Assets	54	702
Total non-current assets	5,534	7,362
TOTAL ASSETS	10,512	36,598
CURRENT LIABILITIES		
Trade and other payables	2,130	7,059
Financial Liabilities	431	14,907
Short-term provisions	106	93
Total current liabilities	2,667	22,059
NON-CURRENT LIABILITIES		
Financial liabilities	32,434	44,287
Deferred tax liabilities	-	-
Total non-current liabilities	32,434	44,287
TOTAL LIABILITIES	35,101	66,346
NET ASSETS (DEFICIT)	(24,589)	(29,748)
EQUITY		
Issued capital	110,320	96,801
Reserves	5,689	9,171
Retained earnings (Accumulated losses)	(140,530)	(135,720)
Minority Interests	(68)	-
Total Equity (Deficiency)	(24,589)	(29,748)

CONSOLIDATED GROUP CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012 $'000	2011 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		32,219	10,128
Payments to suppliers and employees		(35,329)	(22,494)
Interest received		257	161
Finance costs		(2,023)	(2,909)
Income tax paid		5	25
Net cash (used in) operating activities		(4,871)	(15,089)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(619)	(3,957)
Proceed from sale of equipment		170	-
Release of performance bond and deposits		103	-
Acquisition of subsidiary		(950)	-
Investment into associates		(2,676)	-
Investment in held to maturity investment and deposits		-	(137)
Net cash (used in) investing activities		(3,972)	(4,094)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share issue (net of costs)		-	20,167
(Repayments)/proceeds from borrowings		(5,461)	(527)
Net cash provided by financing activities		(5,461)	19,640
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(14,304)	457
Cash and cash equivalents at beginning of the financial year		15,761	17,155
Effects of exchange rate fluctuations of cash held in foreign currencies		(1)	(1,851)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR		1,456	15,761

Notes to the Preliminary Final Report
For the Year Ended 30 June 2012

1. Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report are detailed in Attachment 1.

2. Profit from Ordinary Activities

ASX Append 4E.3

Loss from ordinary activities before income tax includes the following items of revenue and expense:

	2012 $'000	2011 $'000
Revenue from Operating Activities		
Sale of goods	27,773	14,080
Change in fair value of biological assets	-	790
Interest received	290	115
Gain on Convertible Note restructure	-	1,734
Gain on settlement of convertible notes	10,300	-
Sundry Income	385	230
	38,748	16,949

3. Commentary on Results

ASX Append 4E.14

See above from page 1.

4. Retained Earnings/(Accumulated Losses)

ASX Append 4E.8

	2012 $'000	2011 $'000
Balance at the beginning of the financial period	(135,720)	(117,259)
Changes in Convertible Note reserve due to restructure	-	3,209
Gain on settlement of Series 1 Convertible Note	1,473	-
Net Profit (loss) attributable to the members of Mission NewEnergy Ltd	(6,283)	(21,670)
Balance at the end of the financial period	(140,530)	(135,720)

Notes to the Preliminary Final Report
For the Year Ended 30 June 2012

ASX Append 4E.5

5. Notes to the Statement of Cash Flows

Reconciliation of Cash	2012 $'000	2011 $'000
For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the balance sheet as follows:		
Cash	1,456	15,761
Reconciliation of Profit from Ordinary Activities after Related Income Tax to Net Cash Used in Operating Activities		
Profit / (Loss) after income tax	(6,351)	(21,670)
Non cash flows in profit / (loss)		
Depreciation of plant and equipment	513	562
Amortisation of Convertible Note Costs	17	379
Profit on the restructure of Convertible Note	(10,300)	(1,734)
Amortisation of Equity portion of Convertible Note	1,067	2,003
Provision for employee benefits	11	20
Impairment of Trade Receivables	965	1,930
Impairment of assets	4,365	3,501
Impairment of Biological assets	402	-
Share of loss of equity-accounted investees	75	-
Share based payment expense	299	3,324
Net cash provided by / (used in) operating activities before change in assets and liabilities	(8,937)	(11,685)
Change in assets and liabilities		
- (Increase) decrease in receivables	3,999	(6,169)
- (Increase) decrease in inventories	5,061	(5,090)
- (Increase) decrease in biological assets	-	1,389
- (Increase) decrease in other assets	261	(524)
- (Increase) decrease in deferred tax and current tax	6	17
- Increase (decrease) in creditors and accruals	(4,739)	5,378
Foreign Currency Adjustments	(522)	1,595
	4,066	(3,404)
Cash (used in) operations	(4,871)	(15,089)

Notes to the Preliminary Final Report
For the Year Ended 30 June 2012

6. Details Relating to Dividends (Distributions)

ASX Append 4E.6

ASX Append 4E.14.2 Source Reference

The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.

7. Earnings Per Share

	2012 $ per share	2011 $ per Share
Basic earnings/(loss) per share (EPS)	(0.70)	(3.50)
Diluted earnings/(loss) per share (EPS)	(0.70)	(3.50)

ASX Append 4E.14.1

Basic Earnings per Share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	2012 $'000	2011 $'000
Earnings (a)	(6,283)	(21,670)

	2012 Number	2011 Number
Weighted average number of ordinary shares (b)	8,919,299	6,199,265

(a) Earnings used in the calculation of basic earnings per share reconciles to net profit in the income statement as follows:

	2012 $'000	2011 $'000
Operating net profit attributable to the members of Mission NewEnergy Limited	(6,283)	(21,670)
Earnings used in the calculation of basic EPS	(6,283)	(21,670)

(b) Options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below).

Source Reference

8. Net Tangible Assets Per Security

Source Reference		2012 $ per share	2011 $ per share
ASX Append 4E.9	Net tangible asset (deficit)/surplus per security	(2.6)	(3.5)

9. Details of Entities Over which Control Has Been Gained or Lost

ASX Append 4E.10 **Control gained over entities**

ASX Append 4E.10.1 Oleovest PL

ASX Append 4E.10.2

ASX Append 4E.10.3

10. Contingent Liabilities and Contingent Assets

The company has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount not paid. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

The company has terminated a JV agreement in Indonesia and is in discussion with the JV party to determine an appropriate way forward. This may result in an inflow of cash resources to the Company, however at this stage it is not possible to quantify this value.

A subsidiary within the Group has been assessed for a State Tax with a provisional assessment raised. Management disputes this assessment and is in discussion with the relevant tax authorities seeking clarity on the basis of the assessment.

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2012.

11. Segment Information

ASX Append 4E.14.4

Refer to Attachment 2

12. Discontinuing Operations

Not applicable

Source Reference

13. Other Significant Information

ASX Append 4E.12

Not applicable

14. Information on Audit or Review

ASX Append 4E.15

This preliminary final report is based on accounts to which one of the following applies.

	The accounts have been audited		The accounts have been subject to review
X	The accounts are in the process of being audited or subject to review		The accounts have not yet been audited or reviewed

ASX Append 4E.16

Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.

Not applicable

ASX Append 4E.17

Description of dispute or qualification if the accounts have been audited or subjected to review.

Not applicable

Attachments

Attachment 1: 30 June 2012 Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

a. *Principles of Consolidation*

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Enviro Mission Sdn Bhd, Mission Agro Energy Limited Mission, Biofuels (India) Pvt Limited, Oleovest PL, Scarborough Beach Holdings, Inc., PJ Trading, LLC, and PJ Trading Pennsylvania, LLC. They also include equity accounted results for PT Sinergi Oleo Nusantara.

On 13 December 2005, Mission NewEnergy Limited acquired all of the issued capital of MBTSB. In accordance with the requirements of AASB 3 Business Combinations, MBTSB was identified as the acquirer in relation to the combination. Accordingly, the combination has been accounted for as a reverse acquisition. This has resulted in the consolidated statement of financial position reflecting the assets, liabilities and equity of MBTSB, and the cost of the combination being recognised at the fair value of the equity instruments on issue in Mission NewEnergy Limited at the date of acquisition. The application of AASB 3 Business Combinations does not change the status of Mission NewEnergy as the legal parent entity of the Group.

Mission Agro Energy Limited (MAEL), a wholly owned subsidiary of Mission NewEnergy Limited, was incorporated on 8 September 2006. On 28 March 2007, MAEL initially acquired 70% of the issued capital of Mission Biofuels (India) Private Limited (MBIPL) and has incrementally increased the shareholding over a period of time to the current shareholding of 100% at 30 June 2012.

MBIPL had acquired 51.01% of the issued capital of Mission Agro Diesel (India) Private Limited on 8 March 2007 with the corporate decision making process resulting in joint control. On 2 May 2008 the Board resolved to sell Mission Agro Diesel (India) Pvt Limited, and accordingly AASB5 "Non Current Assets held for sale discontinued operations" is applied in accounting for this transaction. The full value of the investment in Mission Agro Diesel (India) Private Limited has been provided for. As at reporting date this company had not been sold.

A list of controlled and jointly controlled entities is contained in Note 17 to the financial statements. All controlled entities have a 30 June financial year-end.

In February 2012 Mission acquired 85% of Oleovest PL, a Singapore registered company, which in turn owns 70% of PT Sinergi Oleo Nusantara, an Indonesian registered company.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

Entities whose economic activities are controlled jointly by the Group and other ventures independent of the Group (joint ventures) are accounted for using the proportionate consolidation method, whereby the Group's share of the assets, liabilities, income and expenses is included line by line in the consolidated financial statements. Associates are those entities over which the Group is able to exert significant influence but which are neither subsidiaries nor joint ventures. Investments in associates are initially recognised at cost and subsequently accounted for using the equity method. Any goodwill or fair value adjustment attributable to the Group's share in the associate is not recognised separately and is included in the amount recognised as investment in associates. The carrying amount of the investments in associates is increased or decreased to recognise the Group's share of the profit or loss and other comprehensive income of the associate. These changes include subsequent depreciation, amortisation or impairment of the fair value adjustments of assets and liabilities. Unrealised gains and losses on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in those entities. Where unrealised losses are eliminated, the underlying asset is also tested for impairment. Amounts reported in the financial statements of associates and jointly controlled entities have been adjusted where necessary to ensure consistency with the accounting policies of the Group.

b. Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. Inventories

Inventories are measured at the lower of cost and net realisable value.

d. Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to

the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

e. *Depreciation*

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%
Windmills	4.75%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

f. Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

g. Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognised in equity is included in the carrying amount of the asset when the asset is recognised. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group's intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the income statement.

h. Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

i. Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

j. Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

k. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the statement of financial position. These differences are recognised in the income statement in the period in which the operation is disposed.

l. Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Binomial model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

m. Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

n. Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

o. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

p. Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

The change in the fair value of biological assets (refer accounting policy 3v) is recognised in revenue in the period in which the change in fair value occurs.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

q. Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

r. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

s. Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

t. Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, unless otherwise stated, amounts in the financial report and directors' report have been rounded off to the nearest $1,000

u. Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

Liabilities are classified as 'held for sale' and presented as such in the statement of financial position if they are directly associated with a disposal group.

v. Biological assets

Biological assets, in the form of Jatropha Curcas saplings, are measured at fair value less estimated point of sale costs, with the changes in fair value during the period recognised in the Income Statement. Points of sale costs include all costs that would be necessary to sell the asset.

Attachment 2: Segment report

	Biodiesel Refining (Malaysia)		Jatropha (India)		Power generation (India)		Downstream Palm Oil Project		Corporate		Consolidated (Continuing Operations)	
	2012 $'000	2011 $'000	2012 $'000	2011 $'000	2012 $'000	2011 $'000	2012 $'000	2011 $'000	2012 $'000	2011 $'000	2012 $'000	2011 $'000
Primary Reporting — Business Segments												
Revenue												
Revenue	27,265[1]	13,468	19[2]	89	489[3]	523	-	-	-	-	27,773	14,080
Other revenue	420	192	37	864	-	-	-	-	10,518	1,813	10,975	2,869
Total segment revenue	27,685	13,660	56	953	489	523	-	-	10,518	1,813	38,748	16,949
Impairment	2,210	2,046	-	-	97	262	-	-	2,058	1,157	4,365	3,501
Result												
Segment result before tax	(6,436)	(6,198)	(2,754)	(4,470)	(79)	(291)	(454)	-	3,388	(10,712)	(6,335)	(21,671)
Profit/loss from ordinary activities before income tax											(6,335)	(21,671)
Income tax expense											(16)	(29)
Net profit/(loss)											(6,351)	(97,800)
Segment assets	4,319	10,528	746	1,955	1,856	2,379	2,731	-	860	21,736	10,512	36,598
Segment liabilities	1,385	6,209	200	687	1,567	2,278	-	-	31,949	57,172	35,101	66,346
Acquisitions of property, plant and equipment	732	2,702	46	135	-	-	-	-	55	326	833	3,163
Depreciation and amortisation	179	217	136	132	118	166	-	-	80	47	513	562

[1] Sales from the refining business unit are primarily to two customers in 2012 and two customers in 2011.
[2] Sales of biological assets are to a large number of individual contract farmers.
[3] Power generation revenue is from one customer.